Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

Our date
2003-11-14

Your date

Our reference
ms031114

Your reference

Commission File No. 82-1463



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463


RECEIVED
NOV 25 2003
181

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the third quarter 2003, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg. NO. 556000-3468
VAT No.SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 22

Interim Report - Continued growth and improved earnings in the third quart

"Order intake and invoiced sales increased in the third quarter for comparable units, in a continued weak business climate. Operating profit rose 8% despite negative currency effects. Profit increased for Sandvik Tooling and Sandvik Mining and Construction but declined for Sandvik Materials Technology. The business climate remains uncertain and we do not expect any significant change in demand in the near future," says Sandvik President and Chief Executive Officer Lars Pettersson.

Key figures **SEK M**	**Q3** **2003**	Q3 2002	Change %	**Q1-3** **2003**	Q1-3 2002	Chang %
Order intake	**11 550**	11 850	-3 [1]	**37 380**	37 550	
Invoiced sales	**11 520**	11 730	-2 [2]	**35 930**	36 040	
Operating profit	**1 304**	1 213	+8	**4 162**	4 248	-
%	**11**	10		**12**	12	
Profit after financial items	**1 103**	1 036	+6	**3 575**	3 754	-
%	**10**	9		**10**	10	
Net profit	**788**	758	+4	**2 530**	2 496	+
%	**7**	6		**7**	7	
Earnings per share, SEK	**3.15**	3.00		**13.90** [3]	14.20 [3]	
Return on capital employed, % [3]				**15.3**	14.8	

1) +2 % and +3 % at fixed exchange rates for comparable units.
2) +2 % and +3 % at fixed exchange rates for comparable units.
3) Rolling 12 months.

Third quarter 2003

Sales (see appendix 2)



Order intake by quarter, SEK M
Invoiced sales by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
01
02
03

Order intake in the third quarter amounted to SEK 11,550 M (11,850), a decline of 3% in total compared with the preceding year, but an increase of 2% at fixed exchange rates for comparable units. Currency movements affected order intake negatively by 5%.

Order intake – Development by market area, third quarter 2003

Market area	Order intake SEK M	Share %	Change * Q3 2002 %
EU	4 645	40	+6
Rest of Europe	782	7	-8
Europe total	5 427	47	+3
NAFTA	2 386	20	-5
South America	552	5	+25
Africa/Middle East	788	7	+8
Asia/Australia	2 397	21	-4
Total	11 550	100	+2

* At fixed exchange rates for comparable units.

Order intake within the EU rose by a total of 6%, but the change varied between countries and business areas. Demand was stable in Germany and the UK, but was weak in France and Italy. Order intake was unchanged for the Sandvik Tooling and Sandvik Materials Technology business areas, but declined for Sandvik Mining and Construction. The increase in Eastern Europe was strong, whereas countries in Western Europe outside the EU reported a decline, which is mainly attributable to a major order in the preceding year. Order intake in NAFTA declined for Sandvik Mining and Construction while it remained unchanged for Sandvik Tooling and rose for Sandvik Materials Technology. Order intake in Asia/Australia declined compared with the preceding year but the level continued to be high. The decline should be viewed in the context of the favorable effect of a number of large project orders in Japan and Australia on order intake in the preceding year. The rate of increase in China was particularly strong. As previously, the favorable trend for Sandvik Mining and Construction in Africa/Middle East continued. Order intake in South America rose sharply, which was attributable to all business areas.

Activity within the general engineering industry was weak within the EU, but increased in Eastern Europe. The NAFTA market stabilized. Demand from the commercial aviation industry was low. Order intake from the electronics industry in Japan increased. As previously, activity in the mining industry was high in all market areas and demand rose in Eastern Europe, South America and Africa. The market for civil engineering and infrastructure was stable in Europe but was weak in NAFTA. Demand for standard products within Sandvik Materials Technology continued to be low. Niche products for the oil/gas, energy and automotive industries, however, developed favorably.

Invoicing in the third quarter amounted to SEK 11,520 M (11,730), a decline of 2% in total, but an increase of 2% at fixed exchange rates for comparable units. Lower currency rates affected invoiced sales negatively by 5% in the quarter. Invoicing volume rose 3% for Sandvik Tooling and by 4% for Sandvik Mining and Construction. Invoicing volume for Sandvik Materials Technology, however, declined 1%.

Earnings, cash flow and return in the third quarter (see appendix 1)



SEK M
Quarter
Operating Profit *
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
01
02
03
Quarter
Rolling 12 months
* excl. items affecting comparability 2001



Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
01
02
03
Return on capital employed
Return on equity

Operating profit in the third quarter amounted to SEK 1,304 M (1,213), 11% of invoicing. This was an increase of SEK 91 M or 8% compared with a year earlier. Changed currency rates affected earnings negatively by SEK 210 M. The Sandvik Tooling and Sandvik Mining and Construction business areas offset the effect through cost reductions and efficiency enhancement. The continued low earnings for Sandvik Materials Technology was primarily attributable to low capacity utilization.

Net financial expense was SEK 201 M (expense: 177). The increase was due to a higher level of debt after financing of acquisitions in the preceding year. Profit after net financial items rose by 6% compared with the preceding year to SEK 1,103 M, 10% of invoicing.

Net profit amounted to SEK 788 M (758). Earnings per share was SEK 3.15 (3.00) in the quarter and SEK 13.90 in the most recent 12 months (SEK 13.70 for full-year 2002).

Divestments during the quarter had a marginal positive effect on earnings. The profitability of the Precision Twist Drill subsidiary is unsatisfactory. A decision has therefore been taken to pursue further restructuring measures. Goodwill writedowns and restructuring expenses are estimated to amount to SEK 700 M, of which approximately SEK 25 M affects cash flow, and will be charged against earnings in the fourth quarter.

Investments in the quarter amounted to SEK 721 M, including acquisitions of SEK 32 M. Cash flow from operations amounted to SEK 1,644 M, an increase of SEK 525 M compared with the preceding quarter. Working capital decreased in volume during the quarter by SEK 395 M. Cash flow after investments was SEK 1,232 M.

The return on capital employed during the most recent 12 months amounted to 15.3% (15.4% for full-year 2002) and the return on equity was 15.7% (14.9). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 12,988 M (SEK 14,454 M at 30 June 2003). Liquid funds amounted to SEK 1,528 M (1,862) and loans to SEK 10,868 M (12,315).

The number of shares outstanding was 250,012,000. Equity per share amounted to SEK 84.30 at 30 September 2003 (SEK 83.10 at 30 June 2003) and the equity/assets ratio was 45% (43). Net debt/equity ratio was 0.6 (0.7).

The number of employees amounted to 37,090 (37,305) at the end of the period, which was a decline during the quarter of about 215 persons, of which 124 for comparable units.

Key figures	**Q1-3 2003**	Q1-3 2002	Full-year 2002
No. of outstanding shares at end of period ('000)	**250 012**	250 511	250 012
Earnings per share, SEK*	**13.90**	14.20	13.70
After full dilution**	**13.60**	14.00	13.50
Return on capital employed, %	**15.3**	14.8	15.4
Return on shareholders' equity, %	**15.7**	15.3	14.9
Net debt/equity ratio	**0.6**	0.5	0.5

* Most recent 12 months divided by average number of outstanding shares, 250,074,000.

** Most recent 12 months. After full dilution of outstanding convertible programs, the average number of shares amounts to 254,984,000 (255,418,000).

Business areas (see appendix 2) – Third quarter 2003

Sandvik Tooling

SEK M	**Q3 2003**	Q3 2002	Change %		**Q1-3 2003**	Q1-3 2002	Change %	
Order intake	**4 249**	4 404	+1	*	**13 673**	13 286	+2	*
Invoiced sales	**4 360**	4 439	+3	*	**13 602**	13 083	+3	*
Operating profit	**694**	558	+24		**2 185**	2 016	+8	
%	**16**	13		**	**16**	15		**

* At fixed exchange rates for comparable units.

** Excluding the Walter and Valenite product areas and capital gain (ETP) the operating margins were:

Q3 2003: 18% Q1-3 2003: 19%

Q3 2002: 15% Q1-3 2002: 17%

Sandvik Tooling's order intake amounted to SEK 4,249 M (4,404), an increase of 1% compared with a year earlier at fixed exchange rates for comparable units.

Order intake for metalworking tools in cemented carbide rose. The market continued to be weak for tools in high-speed steel. Order intake in the EU declined somewhat but varied between different markets. In NAFTA, demand stabilized and certain signs pointing to an upswing were noted. The trend in the Rest of Europe and Asia/Australia was strong, as previously.

Invoicing amounted to SEK 4,360 M (4,439), which was an increase compared with the preceding year of 3% at fixed exchange rates for comparable units.

Operating profit in the quarter rose compared with a year earlier by 24% and amounted to SEK 694 M (558), or 16% of invoicing. The divestment of the minority interest (49%) in Eurotungstène Poudres S.A. (ETP) in France had a positive effect of approximately 1 percentage point on operating margin. Excluding the acquisitions of Walter and Valenite and the divestment of the minority interest, the operating margin rose to 18%. Higher productivity and the effects of implemented restructuring activities could thus well offset the negative effect of currency movements.

The Walter and Valenite companies acquired in 2002 are included in invoicing and earnings in the amount of SEK 890 M and SEK 14 M (after goodwill amortization), respectively. Walter posted a favorable sales trend in the quarter for both tools and machinery. Valenite was affected by the weak demand in the American automotive industry and reported an operating loss. Activities to upgrade the product range and improve production efficiency and logistics are proceeding according to plan and will successively strengthen Valenite's competitiveness and profitability.

The market for high-speed steel tools in the U.S. has been weak for a long time. The industry is also suffering from significant surplus capacity. The Precision Twist Drill subsidiary of Sandvik Tooling, acquired in 1997, has undergone extensive programs of change. However, it is still generating a loss. Decision has therefore been taken to carry out further restructuring measures. Goodwill writedowns and restructuring expenses are estimated to amount to SEK 700 M, of which approximately SEK 25 M affects cash flow, and will be charged against earnings in the fourth quarter.

Sandvik Mining and Construction

SEK M	**Q3 2003**	Q3 2002	Change %	**Q1-3 2003**	Q1-3 2002	Change %
Order intake	**3 467**	3 539	-1 *	**11 021**	11 307	+3 *
Invoiced sales	**3 411**	3 338	+4 *	**10 348**	10 455	+5 *
Operating profit	**360**	327	+10	**1 068**	1 080	-1
%	**11**	10		**10**	10	

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake amounted to SEK 3,467 M (3,539), which was a decline of 1% at fixed exchange rates for comparable units.

Demand from the mining industry for base and precious metals remained strong in all market areas. In the civil engineering industry, activity was stable in Europe, remained weak in NAFTA and was favorable in Asia/Australia.

Invoicing increased by 4% at fixed exchange rates for comparable units compared with the third quarter of 2002 and amounted to SEK 3,411 M (3,338).

Operating profit was SEK 360 M (327), or 11% of invoicing, up 10% compared with a year earlier. The increase in operating profit was due to a strong volume trend and increased productivity, which well offset the negative effects.

During the quarter, a unit in the U.S. was divested to DBT (Deutsche Bergbau-Technik). The sale concerned the product line for continuous coal-excavation machines at EIMCO LLC, Bluefield, with annual sales of approximately SEK 400 M. The Chemical Products Division unit of Sandvik MGT LLC, Bristol, which has annual sales of approximately SEK 100 M, was also divested, to Minova (USA) Inc. The divestments conducted during the quarter had a marginal positive effect on earnings.

Sandvik Materials Technology

SEK M	Q3 2003	Q3 2002	Change %	Q1-3 2003	Q1-3 2002	Change %
Order intake	**2 914**	2 953	+5 *	**9 709**	9 872	+6 *
Invoiced sales	**2 821**	3 008	-1 *	**9 020**	9 452	+2 *
Operating profit	**130**	230	-43	**502**	840	-40
%	**5**	8		**6**	9	

* At fixed exchange rates for comparable units.

Sandvik Materials Technology's order intake amounted to SEK 2,914 M (2,953), an increase of 5% compared with a year earlier at fixed exchange rates for comparable units. Order intake rose in the EU and NAFTA. In Japan, the previous increase in demand from the electronics industry continued. As earlier, order intake was favorable for special products to the oil/gas, energy and automotive industries. However, the market situation for the rest of the products continued to be weak, with increasing price pressure.

Invoicing amounted to SEK 2,821 M (3,008), a decline of 1% at fixed exchange rates for comparable units.

Operating profit amounted to SEK 130 M (230), or 5% of invoiced sales. The decline was due mainly to low capacity utilization and a disadvantageous product mix. Another contributing factor was lower earnings in associated companies.

An extensive program of change is under way in the business area to improve the product mix and increase productivity, as well as to cut lead times and capital employed. The effects of the parts of the program carried out are favorable, but they have not been able to offset the weak market situation.

First nine months of 2003

Order intake during the first nine months amounted to SEK 37,380 M (37,550), which was unchanged in total and an increase of 3% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 35,930 M (36,040), up 3% at fixed exchange rates for comparable units. Acquisitions contributed positively by 4%. Changed exchange rates had a negative effect of 7% on sales.

Operating profit for the January-September period amounted to SEK 4,162 M (4,248), which was a decline of SEK 86 M. The operating margin was 12% of invoicing. Changes in exchange rates affected earnings negatively by about SEK 610 M.

Net financial expense was SEK 587 M (expense: 494) and profit after net financial items was SEK 3,575 M (3,754), down 5%. The net profit amounted to SEK 2,530 M (2,496).

Cash flow from operations was SEK 4,191 M (5,399). Group investments in fixed assets amounted to SEK 2,122 M (1,547). Company acquisitions amounted to SEK 95 M. After investments, acquisitions and divestments, the cash flow was SEK 2,377 M (1,658).

The number of employees amounted to 37,090 (37,388 at 31 December 2002), which was a decline of 298 persons since the beginning of the year, whereof 207 for comparable units.

Parent Company

Parent Company invoicing was SEK 8,741 M (8,973) and operating profit SEK 768 M (1,170). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets amounted to SEK 2,017 M (787 at 31 December 2002). Parent Company investments in fixed assets amounted to SEK 686 M (333).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR29 Interim Reports.

As of 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits in consolidated accounting. The rules are based on IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with local rules in each country.

The transition to RR29 on 1 January resulted in an increase of about SEK 1,675 M in the Group's pension liabilities. Net, after deduction for deferred taxes, the consolidated shareholders' equity was affected at 1 January by SEK 1,053 M.

As of 2003, the Swedish Financial Accounting Standards Council's recommendation RR25 regarding segment reporting is applied. Sandvik's operating segments are the business areas. Accordingly, in this report the relevant information is provided in the description by business area.

Buy-back of shares
At 30 September, Sandvik's holding of own shares (treasury stock) totaled 8,697,000, corresponding to 3.4% of the total number of shares (258,709,350) and the amount paid was SEK 1,889 M, corresponding to an average price paid of SEK 217 per share. No shares were repurchased during the year. In accordance with the decision at the Annual General Meeting in May 2003, Sandvik is authorized to repurchase 10% of the total number of shares in the company. The authorization is valid for the period up to the date of the next Annual General Meeting.

Significant events

- In May, Sandvik announced the acquisition of additional shares in the German company Walter AG. The Group's shareholding in the company now amounts to 96.44% of the votes, including the repurchased 5.18% that is owned directly by the Walter company. Sandvik's objective is to attain 100% ownership.

- Sandvik inaugurated a new plant in June for the assembly of crushers, feeders and screens in India. The facility, which is located within Sandvik's industrial area in Pune in the state of Maharashtra, will have 25 employees.

- In Shanghai, China, Sandvik inaugurated a new plant in March for the production of process systems and press plates. Fully completed, the unit will have 50 employees. There is also a demonstration and service center for customers at the plant.

- On 21 August, Sandvik sold its 49% minority interest in Eurotungstène Poudres S.A., France, to Eramet S.A., France. Eramet, which already held 51% of the shares in Eurotungstène Poudres S.A., thus became the sole owner of the company. Eurotungstène Poudres S.A., with approximately 125 employees, manufactures powder based on cobolt and wolfram mainly for producers of diamond tools.

- On 30 September, Sandvik Mining and Construction divested a unit in the U.S. to DBT (Deutsche Bergbau-Technik). The sale concerned operations within EIMCO LLC, Bluefield, with annual sales of approximately SEK 400 M. Moreover, the Chemical Products Division unit of Sandvik MGT LLC, Bristol, with sales of approximately SEK 100 M, was divested to Minova (USA) Inc.

- In September, Sandvik announced that it has begun to investigate the possibility of outsourcing parts of the operations of the Sandvik Service company. The operations concerned include construction and facilities management, payroll services and company healthcare. About 180 persons are currently working in these operations.The remaining units of the service company will be transferred to other units within Sandvik.

- Lars Josefsson has been appointed President of the Sandvik Mining and Construction business area and a member of Group Executive Management, effective 1 January 2004. Lars Josefsson holds a M.Sc. Eng. degree and is currently President of ALSTOM Sweden.

- Anders Ilstam, who has been President of the Sandvik Mining and Construction business area since 1998 and a member of Group Executive Management, has been appointed Executive Vice President of Sandvik AB, effective 1 January 2004.

- Carina Malmgren-Heander has been appointed Vice President Human Resources and member of Group Executive Management, effective 1 October 2003. Carina Malmgren-Heander was previously Vice President Human Resources within ABB AB.

- Tom Erixon, Group Vice President IT and Business Development, has been appointed President of the Sandvik Hard Materials product area and a member of the management team of Sandvik Tooling, effective 1 October 2003.

Nominations committee for 2004 Annual General Meeting
In accordance with a prior decision by Sandvik AB's Annual General Meeting, the Nominating Committee comprises Sandvik's Board Chairman and representatives of the four largest shareholders. Accordingly, prior to the Annual General Meeting 2004, Sandvik's Nominating Committee comprises: Clas Åke Hedström, Sandvik, Carl-Olof By, Industrivärden, Curt Källströmer, Handelsbanken Pension Foundation and Pension Fund; Marianne Nilsson, Robur and Lars Otterbeck, Alecta.

Sandviken, 30 October 2003

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:
1. Group summary
2. Invoicing and operating profit

The interim report for the third quarter has not been reviewed by the Company's auditors. The report on operations for the full year 2003 will be published on 11 February 2004.

For additional information, please call +46 (0)26-26 10 01.

A combined presentation and telephone conference will be held at Operaterrassen in Stockholm on 30 October, 14:00.
For further information visit **www.sandvik.com**

Sandvik AB
SE-811 81 Sandviken
Sweden
+46 (0)26-26 00 00
www.sandvik.com
Corp. Reg. No: 556000-3468

Appendix 1

Consolidated Financial Information, SEK M

Income statement	Q3 2003	Q3 2002	Q1-3 2003
Invoiced sales	**11 520**	11 730	**35 930**
Cost of goods sold	**-7 989**	-8 071	**-24 695**
Gross profit	**3 531**	3 659	**11 235**
Selling and administrative expenses	**-2 270**	-2 520	**-7 189**
Other operating income and expenses	**+43**	+74	**+116**
Operating profit	**1 304**	1 213	**4 162**
Financial income and expenses, net	**-201**	-177	**-587**
Profit after financial items	**1 103**	1 036	**3 575**
Taxes	**-276**	-239	**-906**
Minority interests	**-39**	-39	**-139**
Net profit	**788**	758	**2 530**
Earnings per share before dilution, SEK	**3.15**	3.00	**10.10**
Earnings per share after full dilution, SEK	**3.10**	2.90	**9.90**
Average no. of shares ('000)	**250 012**	250 511	**250 012**
Average no. of shares after full dilution ('000)	**254 921**	255 421	**254 921**

Cash-flow statement	Q3 2003	Q3 2002	Q1-3 2003
Profit after financial items	**+1 103**	+1 036	**+3 575**
Items not affecting cash flow etc.	**-147**	-117	**-261**
Reversal of depreciation	**+665**	+645	**+2 016**
Taxes paid	**-282**	-263	**-1 300**
Change of inventories	**+223**	+394	**-335**
Change in operating receivables and liabilities	**+82**	+517	**+496**
Cash flow from operations	**+1 644**	+2 212	**+4 191**
Investments, acquisitions and divestments	**-412**	-2 279	**-1 814**
Change in short-term loans	**-1 497**	+16	**-2 390**
Change in long-term loans	**-40**	+154	**+2 109**
Own shares acquired	-	-	-
Dividends paid	**-1**	-	**-2 659**
Net cash-flow	**-306**	+103	**-563**
Liquid funds at beginning of period	**1 862**	2 113	**2 175**
Exchange-rate differences in liquid funds	**-28**	+1	**-84**
Liquid funds at end of period	**1 528**	2 217	**1 528**

Balance sheet	30 Sept. 2003	Changed principles 1 Jan. 2003 *	31 Dec. 2002
Fixed assets	**22 501**	23 589	23 022
Inventories	**12 584**	12 849	12 849
Current receivables	**11 808**	12 075	12 075
Liquid assets	**1 528**	2 175	2 175
Total assets	**48 421**	50 688	50 121
Shareholders' equity	**21 081**	22 152	23 205
Minority interests	**861**	909	964
Interest-bearing provisions and liabilities	**14 515**	15 285	13 610
Non-interest-bearing provisions and liabilities	**11 964**	12 342	12 342
Total provisions, liabilities and shareholders' equity	**48 421**	50 688	50 121

Change in shareholders' equity	Q1-3 2003	Q1-3 2002
Opening equity as shown in approved balance sheet	**23 205**	23 972
Effect of change in accounting principles	**-1 053**	
Opening equity adjusted to new accounting principles	**22 152**	23 972
Translation differences due to changed currency rates	**-1 101**	-1 366
Dividends paid	**-2 500**	-2 380
Own shares acquired	-	-124
Loan conversion	-	2
Net profit of the period	**2 530**	2 496
Closing balance	**21 081**	22 600

* **Note to balance sheet**

"Interest-bearing provisions and liabilities" includes "Pension provisions". As of 1 January 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits for these items. The rules are based on IAS 19. As a non-recurring effect of the change in accounting principles, the provisions increased by SEK 1 675 M and deferred tax assets (stated in fixed assets) rose by SEK 567 M. At the same time, total shareholders' equity was reduced by SEK 1 053 M and minority interests in shareholders' equity by SEK 55 M, a total of SEK 1 108 M.

Appendix 2

Invoiced sales by market area SEK M	Q3 2002	Q1-3 2002	Full-year 2002	Q1 2003	Q2 2003	**Q3 2003**	**Q1-3 2003**	Ch %
EU	4 734	14 707	19 887	5 141	5 049	**4 515**	**14 705**	0
Rest of Europe	865	2 715	3 694	811	986	**874**	**2 671**	-2
Europe total	5 599	17 422	23 581	5 952	6 035	**5 389**	**17 376**	0
NAFTA	2 715	8 301	11 126	2 712	2 581	**2 563**	**7 856**	-5
South America	456	1 544	2 018	472	552	**473**	**1 497**	-3
Africa/Middle East	673	1 940	2 668	730	717	**787**	**2 234**	+15
Asia/Australia	2 287	6 833	9 307	2 214	2 445	**2 308**	**6 967**	+2
Group total	11 730	36 040	48 700	12 080	12 330	**11 520**	**35 930**	0

Order intake by business area SEK M								
Svk Tooling	4 404	13 286	17 904	4 874	4 550	**4 249**	**13 673**	+3
Svk Mining and Construction	3 539	11 307	14 833	3 828	3 726	**3 467**	**11 021**	-3
Svk Materials Technology	2 953	9 872	13 414	3 643	3 152	**2 914**	**9 709**	-2
Seco Tools[2]	947	3 064	4 055	1 060	976	**921**	**2 957**	-3
Group activities	7	21	24	15	6	**-1**	**20**	/
Group total	11 850	37 550	50 230	13 420	12 410	**11 550**	**37 380**	0

Invoiced sales by business area SEK M								
Svk Tooling	4 439	13 083	17 840	4 720	4 522	**4 360**	**13 602**	+4
Svk Mining and Construction	3 338	10 455	13 842	3 266	3 671	**3 411**	**10 348**	-1
Svk Materials Technology	3 008	9 452	12 970	3 049	3 150	**2 821**	**9 020**	-5
Seco Tools[2]	938	3 024	4 017	1 035	969	**920**	**2 924**	-3
Group activities	7	26	31	10	18	**8**	**36**	/
Group total	11 730	36 040	48 700	12 080	12 330	**11 520**	**35 930**	0

Operating profit by business area SEK M							
Svk Tooling	558	2 016	2 711	786	705	**694**	**2 185**
Svk Mining and Construction	327	1 080	1 477	344	364	**360**	**1 068**
Svk Materials Technology	230	840	1 182	181	191	**130**	**502**
Seco Tools[2]	132	490	689	217	162	**134**	**513**
Group activities	-34	-178	-288	-73	-19	**-14**	**-106**
Group total	1 213	4 248	5 771	1 455	1 403	**1 304**	**4 162**

Operating profit by business area % of invoicing							
Svk Tooling	13	15	15	17	16	**16**	**16**
Svk Mining and Construction	10	10	11	11	10	**11**	**10**
Svk Materials Technology	8	9	9	6	6	**5**	**6**
Seco Tools[2]	14	16	17	21	17	**15**	**18**
Group total	10	12	12	12	11	**11**	**12**

[1] Change compared with year earlier at fixed exchange rates for comparable units.
[2] As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to company's interim report.